United states
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13d

Under the Securities Exchange Act of 1934
(Amendment No. ) *

DYNASTY INTERNATIONAL CORPORATION

(Name of Issuer)

common stock, $0.001 par value per share

(Title of Class of Securities)

26813R 10 2

(CUSIP Number)

Peter M. Kuhn
804-1932 Alberni Street, Vancouver, British Columbia, V6G 1B4, Canada
604-684-7423

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

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CUSIP No. 26813R 10 2.
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Peter M. Kuhn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ] Not Applicable
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF (personal funds of reporting person)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not Applicable

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power 40,000 8.Shared Voting Power 40,000 9.Sole Dispositive Power 40,000 10.Shared Dispositive Power 40,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 8.00%

14.	Type of Reporting Person (See Instructions): IN (individual)

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Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Dynasty International Corporation, a Nevada corporation (“Dynasty”). The principal executive office of Dynasty is located at 3152 Scenic View Drive, Elko, Nevada, 89801.

Item 2.	Identity and Background
(a)	Name;Peter M. Kuhn
(b)	Residence or business address; 804 – 1932 Alberni Street, Vancouver, British Columbia, V6G 1B4, Canada
(c)	Mining engineer – self-employed.
(d)	During the last five years, Mr. Kuhn has not been convicted in a criminal proceeding.
(e)	During the last five years, Mr. Kuhn was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction.
(f)	Citizenship.Canada

Item 3.	Source and Amount of Funds or Other Consideration

Peter M. Kuhn acquired the beneficial ownership of 80,000 shares of common stock of Dynasty on December 9, 2003. Mr. Kuhn has a direct beneficial interest in 40,000 shares and an indirect beneficial interest in the other 40,000 shares, which are registered in the name of Kristie Kuhn, Mr. Kuhn’s spouse. Mr. Kuhn used his own personal funds in acquiring all the shares.

Item 4.	Purpose of Transaction
Peter M. Kuhn acquired the shares as a personal investment.

Item 5.	Interest in Securities of the Issuer
(a)	Peter M. Kuhn is the beneficial owner of 80,000 shares of common stock of Dynasty. These shares represent 8.00% of the issued and outstanding shares of common stock of Dynasty.
(b)	Peter M. Kuhn holds the sole power to vote and to dispose of the 40,000 shares of common stock.
(c)	Peter M. Kuhn has not effected any transaction in the common stock of Dynasty during the past 60 days, except as disclosed in this statement
(d)	Not applicable
(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2003

Signature: /s/ Peter M. Kuhn

Name/Title: Peter M. Kuhn

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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